HealthCor Catalio Acquisition Corp.

55 Hudson Yards, 28th Floor
New York, NY 10001

November 24, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeanne Baker
David Gessert
Joe McCann
Nudrat Salik

Re:	HealthCor Catalio Acquisition Corp. Registration Statement on Form S-4, as amended File No. 333-259148

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, HealthCor Catalio Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on November 26, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Debbie P. Yee, P.C. of Kirkland & Ellis LLP at (713) 836-3630 or Sean T. Wheeler, P.C. of Kirkland & Ellis LLP at (713) 836-3427, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Arthur Cohen
Arthur Cohen Chief Executive Officer